August 2, 2024

Ori Gilboa
Chief Executive Officer
SaverOne 2014 Ltd.
Em Hamoshavot Rd. 94
Petah Tikvah, Israel

       Re: SaverOne 2014 Ltd.
           Registration Statement on Form F-1
           Filed July 26, 2024
           File No. 333-281034
Dear Ori Gilboa:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at
202-551-
3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Gary Emmanuel